ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

May 3, 2019	Adam M. Schlichtmann T +1 617 951 7114 F +1 617 235 7346 adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:

SSGA Funds (“SSGA Funds”) (Registration Nos. 33-19229 and 811-05430) Certified Shareholder Report on Form N-CSR Filed on November 1, 2018, pursuant to Rule 30b2-1 under the Investment Company Act of 1940, as Amended (the “1940 Act”); State Street Master Funds (the “Master Trust”) (Registration No. 811-09599) Certified Shareholder Report on Form N-CSR Filed on March 8, 2018, pursuant to Rule 30b2-1 under the 1940 Act (collectively, the “Shareholder Reports”); the Master Trust Certificates of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies filed on January 17, 2018 on Form N-17f-2, pursuant to Rule 17f-2 under the 1940 Act (three filings, together the “Form N-17f-2s”)

Ladies and Gentlemen:

This letter provides the Trusts’ responses to comments on the above-referenced Shareholder Reports of the Trusts, relating to the Funds listed on Schedule A hereto, each a series of a Trust, that Ms. Miller provided by telephone to Adam Schlichtmann. For convenience of reference, each of the comments is summarized before the relevant Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the applicable Shareholder Report.

Introductory Note: This review was conducted pursuant to Section 408 of the Sarbanes-Oxley Act of 2002. Please note that each Registrant is responsible for the accuracy and adequacy of its disclosure notwithstanding any review, comment, action or inaction by the staff of the Securities and Exchange Commission.

1.

With respect to the Shareholder Report of the Master Trust, please explain why the Shareholder Report does not include in certain audit opinions the required statement that the audit procedures included confirmation of the securities owned as of the balance-sheet date, and please confirm whether this procedure was completed by the auditor.

Response: The Master Trust’s auditor has informed the Trust that the required statement in question was inadvertently omitted from the audit opinions for State Street

- 2 -	May 3, 2019

Money Market Portfolio, State Street U.S. Government Money Market Portfolio, State Street Treasury Money Market Portfolio and State Street Treasury Plus Money Market Portfolio. The Master Trust’s auditor has confirmed that the auditor’s procedures for each such Fund included confirmation of securities owned as of December 31, 2017, by correspondence with the custodian, brokers and others or by appropriate auditing procedures where replies from brokers and others were not received. The Master Trust’s auditor has undertaken to include a statement to this effect in all future audit opinions it issues with respect to the financial statements of these Funds.

2.

With respect to the Form N-17f-2s of the Master Trust, we note that each report is dated January 9, 2018, although the reports cover different periods, ranging from the period ended June 30, 2016 to the period ended December 31, 2016. Please explain supplementally why there was a lapse in time from the date of each examination and the date of the corresponding report. Please explain why the same dates were used for the examinations/counts for the 2016 and 2017 fiscal years.

Response: The examinations required by Rule 17f-2 for the periods indicated were undertaken by each Registrant’s auditor and commenced during the period, as required by Rule 17f-2. After completion of each examination, the audit firm provided the Registrant with the required certification, which was then promptly filed on EDGAR on Form N-17f-2. The auditor’s certifications for the examinations covering the periods noted were provided to the Registrants in January 2018. Although the Registrants and their auditor seek to complete the examinations in a timely manner, these examinations took longer than anticipated due to delays in receiving necessary information from certain non-U.S. securities depositories with respect to securities held by certain series of the Registrants. For example, some depositories did not provide information to the appropriate address or did not provide information in a timely manner despite repeated follow up requests.

With respect to the dates used for the examinations/counts for the 2016 and 2017 fiscal years, the two surprise examinations required by Rule 17f-2 must be chosen by the accountant without prior notice to the investment company. The Trust’s audit firm announced the date of the surprise examinations after the date passed without prior notice to the Trust. The Trust has engaged the audit firm to perform the examinations, however, the Trust is not able to influence the dates the audit firm makes for unannounced selections.

3.	With respect to the Shareholder Report of the Master Trust, please state the amounts payable to officers and directors separately, pursuant to Regulation S-X Rule 6-04.

Response: The Master Trust’s Shareholder Report identifies all relevant amounts payable to officers and directors separately, in accordance with Rule 6-04 of Regulation S-X. As of December 31, 2017, no series of the Master Trust, other than the Money Market Portfolio, had an open payable to officers or directors to report. Please see the response to Comment 4 for additional details regarding the Money Market Portfolio payable.

- 3 -	May 3, 2019

4.

We note that in the Master Trust Shareholder Report, the Money Market Portfolio discloses a payable for Trustee fees of $100,574, but there is no corresponding expense line item on the statement of operations. Please supplementally explain this apparent discrepancy.

Response: Trustees’ fees incurred by the Master Trust are allocated to each series of the Master Trust, including the Money Market Portfolio, based primarily on the relative net assets of the series. Each series accrues these fees throughout its fiscal year. As a result of investors moving from prime money market funds to government money market funds in response to changes to Rule 2a-7 implemented in 2016, the Money Market Portfolio experienced a significant decrease in its net assets during the second half of 2016. As a result of this decrease, the Money Market Portfolio over-accrued for Trustee fees in 2016. To account for this over-accrual, in 2017 the Money Market Portfolio made Trustee fee payments without incurring additional Trustee fee expenses. At all times during 2016 and 2017, Trustees’ fees represented less than 0.005% of the Money Market Portfolio’s total expenses.

5.

With respect to the Shareholder Report of SSGA Funds as it relates to State Street Dynamic Small Cap Fund, State Street Disciplined Emerging Markets Equity Fund and State Street International Stock Selection Fund, please supplementally describe the frequency with which the “Receivable from Adviser” account that is disclosed on the Trust’s balance sheet is settled. Please also confirm whether the settlement terms are the same as the terms relating to any “Payable to Adviser” account.

Response: “Receivables from Adviser” and “Payables to Adviser” are both settled with the same frequency: monthly.

6.

With respect to the Shareholder Report of SSGA Funds as it relates to State Street Dynamic Small Cap Fund, please describe in correspondence what “Other Income” represents in the Statement of Operations. We note that the Notes to the Financial Statements state that non-cash dividends received in the form of stock are recorded as dividend income at fair value. Please confirm that any “Other Income,” including any non-cash dividends, that exceeds 5% of total income has been stated separately.

Response: The other income of $40,425 represents income received by State Street Dynamic Small Cap Fund as it relates to a fair fund settlement in 2017. The Fund did not receive any non-cash dividends during the period that exceeded 5% of the Fund’s total income.

*    *    *

- 4 -	May 3, 2019

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann

SCHEDULE A

SSGA FUNDS
STATE STREET INTERNATIONAL STOCK SELECTION FUND (FORMERLY KNOWN AS SSGA INTERNATIONAL STOCK SELECTION FUND)

STATE STREET S&P 500 INDEX FUND (FORMERLY KNOWN AS SSGA S&P 500 INDEX FUND)

STATE STREET DYNAMIC SMALL CAP FUND (FORMERLY KNOWN AS SSGA DYNAMIC SMALL CAP FUND)

STATE STREET DISCIPLINED EMERGING MARKETS EQUITY FUND

STATE STREET MASTER FUNDS
STATE STREET MONEY MARKET PORTFOLIO
STATE STREET U.S. GOVERNMENT MONEY MARKET PORTFOLIO
STATE STREET TREASURY MONEY MARKET PORTFOLIO
STATE STREET TREASURY PLUS MONEY MARKET PORTFOLIO
STATE STREET INTERNATIONAL DEVELOPED EQUITY INDEX PORTFOLIO
STATE STREET EQUITY 500 INDEX PORTFOLIO